

January 23, 2024

Nadir Ali
Chief Executive Officer
Grafiti Holding Inc.
169 Bath Road
Slough, United Kingdom

> **Re: Grafiti Holding Inc.**
> **Draft Registration Statement on Form 10**
> **Submitted November 13, 2023**
> **CIK No. 0002000640**

Dear Nadir Ali:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form 10

Information Statement Summary
Proposed Business Combination with Damon, page 4

1. We note in your response to prior comment 1 that the Damon Business Combination "may not be probable at this time due to remaining material conditions." Since the Business Combination with Damon is not probable, please remove the Damon MD&A, audited and interim financial statements, adjustments in the pro forma financial information and detailed description of the business of Damon and instead only include in a Recent Developments section in the filing a description of the Damon Business Combination agreement and related conditions that result in the transaction not being probable at this time.

Nadir Ali
Grafiti Holding Inc.
January 23, 2024
Page 2

General

2.	We note your response to prior comment 10. Please provide a legal analysis to support your conclusion that the distribution of Grafiti Holding shares owned by Inpixon to Inpixon shareholders will be conducted on a pro rata basis. In doing so, please address the following:

- Explain how the relative interests of Inpixon shareholders in Inpixon and Grafiti Holding—before and after the spin-off—will remain unchanged if shares are distributed to holders of only "certain outstanding warrants" of Inpixon and the "participating Inpixon securityholders," as described throughout your disclosure.

- We note you use the term "participating Inpixon securityholders" throughout the preliminary information statement. Refer also to the definition of "Other Parent Securities" in Article 1 of the "Separation and Distribution Agreement" between Inpixon and Grafiti Holding filed as Exhibit 2.1 to your registration statement, which states that certain outstanding securities identified on Schedule 1.2 thereto are "entitled to participate in the distribution of the Grafiti Shares on a pro rata basis together with the holders of Parent Shares as of the Record Date." Identify for us the securities listed on Schedule 1.2. Address in your analysis how the distribution will be pro rata if not all securityholders are entitled to participate. Your response should describe whether and, if so, how, the parent shareholders of Inpixon will have the same proportionate interest in the parent and the subsidiary both before and after the spin-off. Refer to paragraph 4.B.2. of Staff Legal Bulletin 4.

3.	We note your statement on page 9 that "Inpixon will round down to the nearest whole share any fractional shares that the participating security holders would otherwise have been entitled to receive" while Section 3.4 of the separation agreement between Grafiti and Inpixon states "Parent will … round up fractional shares that recipients of Grafiti Shares will otherwise be entitled to receive." Please revise to clarify whether the fractional shares will be rounded up or down.

	Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:	Kevin Friedmann